Exhibit 99.1

NEWS RELEASE

OLYMPUS ANNOUNCES BAU PROJECT DRILLING UPDATE

Toronto, February 2, 2011 - Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce the Company's Bau Gold Project 2010 4th Quarter drilling results (see Figure 1: “Bau Project Location Map [pdf]”).

[Map Link: http://olympuspacific.com/pdf/2011-02-02_press_release/Bau-Location-SEAsia.pdf ]

EXISTING NI 43 101/JORC RESOURCE

Subsequent to Olympus’ acquisition of the Bau Gold Project (see Press Release, dated December 17, 2009), Bau resources were independently estimated at: 0.56M oz (measured + indicated) and 1.89M oz (inferred). These were announced on June 23, 2010, and may be viewed on the Company’s website (See http://olympuspacific.com/pdf/resource-tables/resource-tables_10-1111a.pdf) These resources include several different mineralization styles in multiple deposits that have to date been drilled only to shallow depth and remain open to expansion through continuing exploration.

NEW EXPLORATION TARGETS

Reprocessing of airborne DIGHEM geophysical data within a central area of the goldfield have since revealed several strong conductivity anomalies, which show remarkable coincidence with conjugate fault intersections and with the surface location of historic gold mines. Several interpretations are possible; one is that they represent the expression of large, mineralization systems extending to more than 700m below surface (refer to Figure 2: “CDI Conceptual Model [pdf]”).They constitute compelling drill targets.

[Map Link: http://olympuspacific.com/pdf/2011-02-02_press_release/Bau-Conceptual-Model.pdf ]

DRILL STRATEGY

During the 4th Quarter of 2010, the Company commenced new drilling programmes to:

(a) increase NI43-101/JORC resources through exploration of known deposit extensions and new target zones and

(b) upgrade the resource category to indicated for mine feasibility studies.

Drilling is performed by top-drive, fully hydraulic rigs, mostly at PQ, and HQ core sizes. Pursuant to JORC and NI43-101 guidelines, the company’s sample protocol involves diamond sawing the drill core in half; with half-being retained within a core library  for reference and the other half-being dried, crushed, milled and sampled on-site. QAQC provisions include 10% insertion of blanks, duplicates and control samples.

Sample preparation is under independent supervision by SGS (Malaysia) Sdn Bhd. Prepared samples are sent to SGS (Australia) Pty Ltd’s internationally certified laboratory in Perth where gold is analysed by fire assay and a suite of 23 minor elements determined by ICP.

FIRST, PHASE OF DRILLING

To date, 3,149 metres has been drilled in 14 resource holes (all within one of the six previously estimated resource sectors), whilst 4,264 metres has been drilled within 22 exploration holes targeted on prospective new mineralization zones, including two of the deep geophysical conductivity anomalies (see figure 3: “OYM 4Q 2011 Drill hole Location Map [pdf]”).

[Map Link: http://olympuspacific.com/pdf/2011-02-02_press_release/Bau-OYM-Dh-Site.pdf ]

Resource drilling has to date been focussed on the Taiton-A deposit. The Taiton-A deposit features gold-mineralized massive calcite veins and hydrothermal vein/breccias hosted within the NE-SW trending Tai Parit Fault zone and cross-cutting vein structures. Historic and current drilling has delineated the main zone along some 800m of strike. Centrally, the zone is over 30m wide, tapering along strike to 1 - 3m widths. Selected intercepts are tabulated below:

BAU GOLD PROJECT: Selected Taiton-A Deposit Drill Intercepts
Drill Hole ID	Thickness (m)	Grade (g/t Au)
TTRC-06	29.00	1.77
DDH104-82	19.00	5.20
DDH104-11	9.90	14.11
DDH104-31	23.70	1.99
DDH104-32	2.00	31.41
DDH104-51	35.00	4.90
DDH104-143	30.13	9.07
DDH104-144	22.26	4.50
TTDDH-11	12.32	2.54
and	4.00	1.29
TTDDH-16	1.00	1.23
and	2.30	1.89
TTDDH-06	3.20	0.69
and	1.35	1.70
TTDDH-08	1.00	1.58
and	0.70	0.92
and	1.00	0.56
TTDDH-12	0.90	1.39
and	3.20	1.38
and	3.10	1.45
and	0.90	4.50
TTDDH-15A	1.57	0.54
and	0.50	5.61
and	0.59	0.72

The location of the above holes is shown in Figure 4: “Taiton Sector Drillhole Locality Map [pdf]”.
[Map Link: http://olympuspacific.com/pdf/2011-02-02_press_release/Bau-Central-OYM-Drillholes.pdf ]

A representative cross-section is shown in Figure 5: “Taiton-A Cross Section C [pdf]”.

[Map Link: http://olympuspacific.com/pdf/2011-02-02_press_release/Taiton-A-Section-C.pdf ]

Historic drilling mostly intersected the zone at depths of 50 - 100m below surface. Current drilling is designed to upgrade and expand the zone along strike and within the 100 - 300m depth range. Initial drill spacing is on 70m centres and is being infilled to 35m centers as results come available. This will provide sufficient information on gold grade distribution and geology to estimate the resource to the indicated category. It is anticipated that drilling will be sufficiently advanced to allow a revised resource estimate during the second half of 2011.

Exploration drilling to date has also yielded highly encouraging results. Although the programme is presently far from complete and only partial assay results are on hand, intercepts of potentially economic width and grade have been returned from two separate prospect localities, as shown below:

BAU GOLD PROJECT: Selected Exploration Intercepts
Prospect	Drill Hole ID	Intercept Thickness (m)	Grade (g/t Au)
Arong Bakit	ABDDH-02	2.50	12.13
	and	5.70	1.08
Tabai	TTDDH-13	0.80	7.74
	and	8.00	1.76
Tabai	TTDDH-05	0.40	1.77
	and	3.00	8.73
	and	2.50	18.64
Tabai	TTDDH-07	1.00	5.87

A cross-section through TTDH-05 is shown in Figure 6: “TTDH-05 Cross Section [pdf]”.

[Map Link: http://olympuspacific.com/pdf/2011-02-02_press_release/TTDDH-05-Section.pdf ]

Positive indications of gold mineralization have been seen in several holes that have tested the deep geophysical conductivity targets. These include a zoned hydrothermally altered quartz vein stockworked porphyry intrusive. Studies are underway to utilize the data from these holes to help target potential gold rich zones within the porphyry, and surrounding host rocks at depth.

An evaluation of surface and old mine data for drill hole planning has lead to the delineation of a 1500m long zone comprising the Taiton B underground mine and the Taiton C zone where past sampling by NBG has recorded strong gold anomalous rock chips. Massive calcite veins generally assay between 0.16g/t Au and 62 g/t gold at surface. Of 74 rock chip samples of this vein material collected 48% grade greater than 1.0g/t Au and average 7.85g/t Au.

CONCLUSIONS

Resource drilling has to date focussed largely on the Taiton A Zone and is continuing to delineate the resource here. Resource drilling has commenced on the Tabai Zone where exploration drilling located a new  mineralised vein in TTDDH-13. It is predicted that continued drilling in the Taiton Sector will lead to a new resource estimate in the  second half of 2011. Potential for further increasing resources previously also exists in five other sectors containing estimated resources.

The programme has also succeeded in discovering new zones of potentially economic width and grade at Arong Bakit and Tabai, as well as returning gold-positive indications from deep drilling on two geophysical anomalies. Subject to further investigation, such conductivity anomalies could prove effective in identifying deposits at depth at Tation and elsewhere within the project area.

FORWARD PROGRAMME

During 1Q 2011, resource drilling will continue at Taiton and Tabai, whilst step-out drilling will be conducted to define the geometry and extent of the new discoveries. Other prospective structures are also being prioritized for exploration and resource drilling in the next quarter.

The company management is encouraged by Bau project results to date and has budgeted a further 20,000 metres of drilling in the next stage.

SGS TO SET UP INDEPENDENT LAB ONSITE

By the end of February, it is anticipated that upgraded sample processing facilities and an on-site assay laboratory will be operating to streamline the drill programme through provision of accredited independent assays .

ACQUISITION OF CONTROLLING STAKE IN PROJECT

As announced earlier,(see OYM  Press Release, dated,October 1, 2010),  the company has entered agreement to acquire from its Joint Venture partners an additional 43.5% interest, to take its total interest in the operating Joint Venture Company, North Borneo Gold Sdn Bhd to 93.55% over a two-year period. On 1/11/2010, the Company further announced that its ownership had reached 75.05%.

Olympus is a diversified gold company focussed on Southeast Asia with two operating mines and four advanced exploration properties. The Company is positioned to expand existing gold production capacity, through the commissioning of a new gold processing plant at its Phuoc Son mine in the first Quarter of this year. The company also contemplates a substantial increase of its attributed gold resources during 2011, through the exploration of advanced properties with demonstrably large upside potential.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussioN and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.